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SECURIT... ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53584

RECEIVED MAR - 2 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ~~01-01-2003~~ MM/DD/YY AND ENDING 12-31-2003 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BD# 104101

Anderson LeNeave & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5935 Carnegie Blvd., Suite 103, Charlotte, NC 28209
(No. and Street)

~~Charlotte, North Carolina 28209~~
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greglory M. LeNeave 704 552-9212
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — *if individual, state last, first, middle name*)

201 S. College Street, Charlotte, NC 28244
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory M. LeNeave, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson LeNeave & Co., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

____

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Reports of
Independent Certified Public Accountants

Anderson LeNeave & Co.

December 31, 2003

Anderson LeNeave & Co.

Table of Contents

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Anderson LeNeave & Co.:

We have audited the accompanying statement of financial condition of **Anderson LeNeave & Co.** (the Company), a North Carolina corporation, as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson LeNeave & Co. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Charlotte, North Carolina
January 30, 2004

201 S. College Street
Suite 2500
Charlotte, NC 28244
T 704.632.3500
F 704.334.7701
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Statement of Financial Condition — December 31, 2003

Assets

Cash and cash equivalents	$15,875
Accounts receivable	1,386
Prepaid expenses and other	10,915
Fixed assets, net	18,643
	$46,819

Liabilities and Stockholders' Equity

Accrued expenses	$ 976
Commitments and contingencies (Note C)	
Stockholders' equity:	
Common stock, no par value; 100,000 shares authorized, 66 shares issued and outstanding	66
Retained earnings	45,777
Total stockholders' equity	45,843
	$46,819

The accompanying notes are an integral part of this financial statement.

Anderson LeNeave & Co.

Statement of Income
For the Year Ended December 31, 2003

Success fees	$404,710
Advisory fees	55,000
Referral fees	21,375
Other	13,845
	494,930
Operating expenses:	
Salaries	318,279
Rent	39,595
Insurance	22,032
Professional fees	15,540
Payroll taxes	17,714
Billable transaction costs	12,280
Medical	10,814
Deprecation	8,491
Telephone	7,777
Other	14,859
	467,381
Net income	$ 27,549

The accompanying notes are an integral part of this financial statement.

Anderson LeNeave & Co.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	$66	$ 0	$51,242	$51,308
Net income	0	0	27,549	27,549
Contributions from stockholders	0	10,000	0	10,000
Distributions to stockholders	0	(10,000)	(15,000)	(25,000)
Redemption of stock	0	0	(18,014)	(18,014)
Balance, December 31, 2003	$66	$ 0	$45,777	$45,843

The accompanying notes are an integral part of this financial statement.

Anderson LeNeave & Co.

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$27,549
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,491
Loss on disposal of fixed assets	477
(Increase) decrease in:	
Accounts receivable	374
Prepaid expenses and other assets	3,124
Accrued expenses	(2,479)
Net cash provided by operating activities	37,536
Cash flows from financing activities:	
Contributions from stockholders	10,000
Distributions to stockholders	(25,000)
Redemption of common stock	(18,014)
Net cash used in financing activities	(33,014)
Net increase in cash and cash equivalents	4,522
Cash and cash equivalents, beginning of year	11,353
Cash and cash equivalents, end of year	$15,875

The accompanying notes are an integral part of this financial statement.

Note A - Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations

Anderson LeNeave & Co. (the Company), a North Carolina Corporation, is an investment banking firm providing corporate finance services, including merger and acquisition assistance, private financing placement and advisory services to middle market companies throughout the Southeastern United States. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC) (see Note E). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

Cash and Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents.

Fixed Assets

The Company capitalizes all major expenditures according to accounting principles generally accepted in the United States of America. Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method. The depreciable life for furniture, fixtures and equipment is seven years. The depreciable life for computer hardware, software and phone system is five years.

Fixed assets at December 31, 2003, consists of the following:

Computer and equipment	$19,219
Furniture and fixtures	25,000
Computer software	3,711
Total fixed assets, gross	47,930
Less - Accumulated depreciation	(29,287)
Total fixed assets, net	$18,643

Income Taxes

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholders on their individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Fee Revenue

The Company recognizes fee revenue from merger and acquisition and private financing placement related services upon the closing of the related transaction. The Company receives referral fees and a percentage of quarterly maintenance fees for referrals made to a customer, provided the referral enrolls in the customer's services. The Company is entitled to receive referral fees for as long as the referral remains enrolled in the customer's service. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are deferred and recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company which are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Derivative Instruments

Statement of Financial Accounting Standards No. 133 (SFAS 133), *"Accounting for Derivative Instruments and Hedging Activities,"* requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

In June 1999, in conjunction with services provided relating to an equity raise, the Company received a Warrant to purchase common units of a client. The Warrant is not exercisable unless there is a change in control or recapitalization of the client company or until June 2004. The Warrant does not have an active or ready market and has been determined to have no material fair market value as of December 31, 2003, based on the financial condition of the client company. No gain or loss has been recognized in the accompanying statement of income relating to the Warrant. The Company intends to exercise the Warrant in the event a change in control or recapitalization would benefit the financial condition of the client company or if the client company's financial condition has improved by or after June 2004.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Note B - Employee Profit Sharing Plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the Plan).

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 15% of each employee's compensation. The Company elected to make no discretionary contributions to the Plan in 2003. Participants vest in their portion of employer contributions over a five-year period.

Note C - Commitments and Contingencies

Leases

In November 2000, the Company entered into a noncancelable lease for office space which expires in November 2005. This lease is accounted for as an operating lease.

Minimum future rental commitments under this operating lease are as follows:

Year	Amount
2004	$39,760
2005	36,446
	$76,206

Note D - Cash Paid for Interest and Income Tax

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes in 2003. The Company did not incur interest expense in 2003. Accordingly, no cash was paid for interest during 2003.

Note E - Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness. The Company had net capital of $14,899 at December 31, 2003, which was $9,899 in excess of its minimum net capital requirement of $5,000 at December 31, 2003.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2003, the Company's aggregate indebtedness consisted of accrued expenses of $976.

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Anderson LeNeave & Co. as of December 31, 2003

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$ 45,843
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		45,843
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital (notes payable to former stockholder)		
	B. Other (deductions) or allowable credits		0
5.	Total capital and allowable subordinated liabilities		45,843
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	30,944	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		(30,944)
7.	Other additions and/or allowable credits		0
8.	Net capital before haircuts on securities positions		14,899
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other		0
10.	Net Capital		$14,899

The accompanying note to supplementary schedules is an integral part of this schedule.

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Anderson LeNeave & Co. as of December 31, 2003

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 18)		$	65
12.	Minimum dollar net capital requirement of reporting broker or dealer			5,000
13.	Net capital requirement (greater of line 11 or 12)			5,000
14.	Excess net capital (line 10 less 13)			9,899
15.	Excess net capital of 1000% (line 10 less 10% of line 18)			14,801

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities		$	976
17.	Add:			
	A. Drafts for immediate credit			
	B. Market value of securities borrowed for which no equivalent value is paid or credited			
	C. Other unrecorded amounts			0
18.	Total aggregate indebtedness		$	976
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10 (Schedule I))			6.55%

The accompanying note to supplementary schedules is an integral part of this schedule.

Anderson LeNeave & Co.

Schedule III
Computation of Net Capital Supporting Schedule
December 31, 2003

Description	Allowable Assets	Nonallowable Assets	Total
Cash and cash equivalents	$15,875	$ 0	$15,875
Accounts receivable	0	1,386	1,386
Prepaid expenses and other	0	10,915	10,915
Fixed assets, net	0	18,643	18,643
	$15,875	$30,944	$46,819

The accompanying note to supplementary schedules is an integral part of this schedule.

Note to Supplementary Schedules
For the Year Ended December 31, 2003

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's audited December 31, 2003, Form X-17a-5 Part IIA filing.

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Stockholder of
Anderson LeNeave & Co.:

In planning and performing our audit of the financial statements and supplemental schedules of **Anderson LeNeave & Co.** (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

201 S. College Street
Suite 2500
Charlotte, NC 28244
T 704.632.3500
F 704.334.7701
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Charlotte, North Carolina
January 30, 2004